SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 09, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

3rd Quarter Results Announcement

São Paulo, November 09, 2007

Index

Highlights	3

Spread (RASK – CASK)	4
Graph 1: Trend of CASK and Spread of RASK (–) CASK	4

Operational Performance	5
Market	5
Graph 2 Market growth – domestic and international	5
Graph 3: Market share - domestic and international	5
Table 1: Operational data	6
Table 2: Fleet	7

Financial Performance	8
Revenues	8
Table 3: Revenue per type of service	8
Table 4: RASK and Yield Total, Scheduled Domestic, and Scheduled International	8

Costs and Expenses	10
Table 5: Costs and Expenses - Quarter	10
Table 6: Costs and Expenses - Accumulated	13

EBITDAR, EBITDA, EBIT and Net Income	14
Table 7: Calculation of EBITDAR, EBITDA e EBIT Calculation	14

Cash Flow	15
Graph 4: Cash Flow	15
Table 8: Cash Flow	16

Balance Sheet	17
Table 9: Balance Sheet	17

Indebtedness	18
Table 10: Breakdown and maturity of financial debt	18
Table 11: Breakdown and maturity of operational leases	18

Business Units	19
Loyalty Program	19
Maintenance Center	19

Stock Market	20
Table 12: Actual Shareholders	20
Graph 5: Stock Performance	20

Strategy & Estimates	21
Estimates 2007	21
Graph 6: Fleet Projection	21
Estimates 2008	22

Financial Reports in US GAAP	23
Table 13: Income Statement - Quarter	23
Table 14: Income Statement - Accumulated	27
Table 15: Cash Flow	28
Table 16: Condensed Balance Sheet	29
Table 17: Breakdown and maturity of leases	30

Glossary	31

Investor Relations contacts	32

Highlights

6.7 million passengers transported - a reduction of 1.4%

Decrease in block hours/day per aircraft from 12.9 to 12.6

Gross Revenues of R$ 2.1 billion, a decrease of 1.4%

Begin the operations of 2 A321 and 2 A320 and 4 F100 returned in 3Q07 vs. 2Q07

New daily flight to Caracas  (Venezuela)

New daily flight to Montevideo (Uruguay), since November 5

Begin of code share flights  with TAP

Announcement of daily flights to Frankfurt on November 30, operated by A340

Announcement of daily flights to Madrid on December 21, operated by A330

New partnership: commercial agreement with NHT

Return on Equity (ROE) of 14.3%

Return on Assets (ROA) of 3.8%

Launch of new websites: institutional and investors relation with improved browsing, friendly layout and extra facilities for TAM loyalty card holders(“Fidelidade” passengers)

Agreement with ABAV (Brazilian Association of Travel Agents) providing more transparency to the end passenger - travel agent service fee disclosed on the ticket

São Paulo, November 09, 2007 – TAM S.A. (BOVESPA: TAMM4, NYSE: TAM),   reports its third quarter results for 2007 (3Q07). Operational and financial data,   except where otherwise indicated, are presented based on amounts   consolidated in Reais (R$) and prepared in accordance with accounting   principles generally accepted in Brazil (BR GAAP).

Operational Performance

Domestic Operations

 TAM reached 49.3% average market share in 3Q07.

 ASKs (capacity) increased 12.7% in 3Q07 compared to 3Q06 as a result of the increase in the operating fleet of 18 A320, 2 A319 and 2 A321, compensated by 9 F100 returned and other 6 in redelivery and the reduction in block hours by aircraft from 12.9 hours/day to 12.6 hours/day (total operation).

 RPKs (demand) decreased 0.2% in 3Q07 compared to 3Q06.

 TAM’s domestic load factor decreased to 67.3% in 3Q07, compared to 75.9% in 3Q06.

International Operations

 TAM reached 66.2% average market share in 3Q07

 ASKs (capacity) increased 73.4% in 3Q07, due to the increase of 1 A330 and 3 MD11 into our international operating fleet allowing the beginning of daily flights to London and Milan, the second daily frequency to New York and the third daily flight to Paris. In South America we started daily flights to Cordoba and Caracas and increased our operations to Buenos Aires through the increase in the narrow body fleet in the region.

 RPKs (demand) increased 55.3% comparing 3Q07 with 3Q06.

 TAM’s international load factor decreased 8.3p.p. to 71% in 3Q07 compared to 79.2% in 3Q06.

Financial Performance

 Total CASK decreased by 10.2% in 3Q07 compared to 3Q06.

 EBIT and EBITDAR margins of 2.8% and 15.2% respectively.

 Net income of R$ 48.5 million, a positive margin of 2.4%.

 Our total cash and cash equivalents equalled R$2,471 million

Spread (RASK – CASK)

The spread between RASK and CASK was 0.5 resulting in an EBIT margin of 2.8% in 3Q07.

The main factors that contributed to the decrease of 10.2% in CASK in 3Q07 were reduction of outsourced services, leasing costs, sales and marketing expenses, per ASK in addition to the appreciation of the Real in 15.4% and the decrease in the cost of fuel per ASK.

To see more details in the variation of the costs, please refer to the comments on the Financial Performance section (table 5).

Graph 1: Trend of CASK and Spread of RASK (-) CASK

CASK	-	24.0%	5.3%	-7.4%	-4.2%	-	-10.2%	-	-10.2%
CASK excl Fuel	-	22.7%	3.0%	-16.3%	-5.8%	-	-8.5%	-	-7.3%
Spread	-0.3	0.8	1.4	1.5	2.8	3.0	0.5	3.7	0.5

Operational Performance

Market
Graph 2: Market growth in domestic and international markets (base 100)

3Q07 Growth:
RPK (demand)	4.1%	30.9%
ASK (supply)	20.2%	52.4%

Graph 3: TAM’s Market share in domestic and international markets

Table 1: Operating data

	2007		2006		Variation (%)

	3rd quarter	Accum. To Sept	3rd quarter	Accum. To Sept	3rd quarter	Accum. To Sept

Total
Passengers transported (thousand)	6,715	20,593	6,808	18,414	-1.4	11.8
RPK (million)	8,317	24,419	7,200	19,069	15.5	28.1
ASK (million)	12,119	34,810	9,370	25,467	29.3	36.7
Load factor - %	68.6	70.2	76.8	74.9	-8.2 p.p.	-4.7 p.p.
Break-even load factor (BELF) - %	66.7	68.0	63.9	64.3	2.8 p.p.	3.8 p.p.
Average tariff	263	246	281	269	-6.3	-8.4
Flight hours	116,172	342,308	102,145	282,806	13.7	21.0
Kilometers flow n by aircraft (million)	68,837	201,802	59,723	163,751	15.3	23.2
Liters of fuel (million)	441,403	1,275,413	348,581	962,263	26.6	32.5
Aircraft utilization (hours per day)	12.6	12.8	12.9	12.51	-2.1	2.4
Aircraft utilization by track (hours per day)¹	13.4	13.5	13.4	13.03	0.1	3.4
Landings	65,002	194,993	63,886	180,225	1.7	8.2
Stage Length	1,059	1,035	935	909	13.3	13.9
Total number of employees	19,240	19,240	11,337	11,337	69.7	69.7
- TAM Linhas Aéreas	18,386	18,386	10,470	10,470	75.6	75.6
- TAM Mercosur	664	664	643	643	3.3	3.3
- TAM Fidelidade	190	190	224	224	-15.2	-15.2
WTI-NY end (NYMEX) (in US$/Barrel)	79.62	79.62	62.9	62.9	26.6	26.6
End of period exchange rate	1.8389	1.8389	2.1742	2.1742	-15.4	-15.4

Domestic Market
Paid passengers transported (thousand)	5,739	17,904	6,104	16,620	-6.0	7.7
RPK domestic (million)	5,155	15,712	5,163	13,838	-0.2	13.5
RPK scheduled domestic (million)	4,837	14,692	4,647	12,347	4.1	19.0
ASK domestic (million)	7,661	22,432	6,799	18,688	12.7 p.p.	20.0 p.p.
ASK scheduled comestic (million)	7,292	21,236	6,190	16,944	17.8	25.3
Domestic Load factor - %	67.3	70.0	75.9	74.1	-8.7 p.p.	-4.0 p.p.

Market Share - %	49.3	49.1	51.1	47.0	-1.8 p.p.	2.1 p.p.
International Market²
Paid passengers transported (thousand)	976	2,689	704	1,794	38.7	49.9
RPK international (million)	3,162	8,707	2,036	5,230	55.3	66.5
RPK scheduled international (million)	3,069	8,573	1,924	5,051	59.5	69.7
ASK international (million)	4,457	12,378	2,571	6,779	73.4	82.6
ASK scheduled international (million)	4,335	12,191	2,417	6,525	79.3	86.8
International Load factor - %	71.0	70.4	79.2	77.2	-8.3 p.p.	-6.8 p.p.
Market Share - %**	66.2	66.0	54.9	32.4	11.3 p.p.	33.6 p.p.
¹ Does not include aircraft in maintenace or reserve.
² International market includes the TAM Mercosur statistics, and this data is not included in the ANAC numbers.
³ Does not include TAM Mercosur figures.

Domestic Market	The domestic market demand increased 4.1% comparing 3Q07 vs. 3Q06 while there was an increase in supply of 20.2% in the same period. As a result, the industry's load factor decreased 10 p.p. to 65.0% in 3Q07 compared to 75.1% in 3Q06.

TAM Domestic Demand	In the domestic market, TAM presented a decrease of 0.2% in RPKs (scheduled + charter), however, presented an increase of 4.1% in RPKs scheduled (excluding charter), when comparing 3Q07 vs. 3Q06. Our domestic market share was 49.3% in 3Q07.

TAM Domestic Supply	Our domestic supply (measured in ASKs) increased 12.7% in 3Q07 when compared to 3Q06. Part of the increase in ASK was due to the increase in the fleet of 18 A320, 2 A319 and 2 A321, compensated by 9 F100 returned and other 6 in redelivery and the and the reduction in block hours by aircraft from 12.9 hours/day in 3Q06 to 12.6 flown hours per aircraft per day in 3Q07(total operation).

International Market	In the international market, both demand and supply increased by 30.9% and 52.4%, respectively, when comparing 3Q07 vs. 3Q06. These factors led to a decrease in load factor from 78.0% to 66.9% in 3Q06 and 3Q07, respectively.

TAM International Demand	TAM continued to grow in the international market. Our market share increased from 54.9% in 3Q06 to 66.2% in 3Q07, generated by a RPK increase of 55.3% from 3Q06 to 3Q07 (Considering TAM LA and TAM Mercosur statistics).

TAM International Supply	The increase in our participation in the international market was due to a 73.4% supply increase y-o-y, due to the increase of 1 A330 and 3 MD11 into our international long haul operating fleet allowing the beginning of daily flights to London and Milan, the second daily frequency to New York and the third daily flight to Paris. In South America we started daily frequencies to Cordoba and Caracas, increased our operations to Buenos Aires and the addition of narrow body aircraft in the network (including the incorporation of 1 A320 in Mercosur’s fleet). The capacity was also impacted by the reduction of a daily frequency to Santiago in 3Q07 due to our agreement with LAN.

Table 2: Fleet

September 30

Model	In Operation		Sub- leased		Non operating (redelivery)		Total
	3rd quarter		3rd quarter		3rd quarter		3rd quarter
	2007	2006	2007	2006	2007	2006	2007	2006
	10	9	-	1	-	-	10	10
	2	-	-	-	-	-	2	0
	63	45	-	-	-	-	63	45
	15	13	-	-	-	-	15	13
	7	22	-	-	6	-	13	22
	3	-	-	-	-	-	3	0
	100	89	0	1	6	0	106	90

Financial Performance

All the values shown in the tables below were originally calculated in Brazilian Reais and are stated in millions and cents of Reais. Therefore, (i) the results of the sum and division of some amounts may not correspond to the total amounts shown due to rounding-up procedures; and (ii) the result of percentage variances may be different from the amounts shown in the tables below.

Revenues

Table 3: Revenue per type of service

	2007		2006		Variation (%)

	3rd quarter	Accum. To Sept	3rd quarter	Accum. To Sept	3rd quarter	Accum. To Sept

Domestic revenue - Pax
Scheduled - PAX	1,181,111	3,362,210	1,399,424	3,709,355	-15.6%	-9.4%
Charter - PAX	33,245	114,892	61,239	167,243	-45.7%	-31.3%

Total	1,214,356	3,477,102	1,460,663	3,876,598	-16.9%	-10.3%

International revenue - Pax
Scheduled - PAX	542,832	1,573,700	439,447	1,047,865	23.5%	50.2%
Charter - PAX	11,911	18,296	14,014	22,236	-15.0%	-17.7%

Total	554,743	1,591,996	453,461	1,070,101	22.3%	48.8%

Cargo revenue
Domestic cargo	87,083	259,953	84,881	234,065	2.6%	11.1%
International cargo	112,329	291,979	39,108	105,546	187.2%	176.6%

Total	199,412	551,932	123,989	339,612	60.8%	62.5%

Other operating revenue
Commissions	-86	4,610	2,431	11,921	-103.6%	-61.3%
Loyalty program	74,619	215,984	56,382	145,696	32.4%	48.2%
Expired tickets	49,855	133,335	36,197	104,179	37.7%	28.0%
Agency of trip and tourism	9,286	17,426	5,718	16,358	62.4%	6.5%
Others	43,850	120,480	36,713	98,897	32.9%	111.2%

Total	177,524	491,835	137,440	377,050	29.2%	30.4%

Gross Revenue	2,146,035	6,112,864	2,175,553	5,663,360	-1.4%	7.9%

Table 4: Total RASK and Yield Total, Scheduled Domestic and International

	2007		2006		Variation (%)

	3rd quarter	Accum. To Sept	3rd quarter	Accum. To Sept	3rd quarter	Accum. To Sept

RASK (cents)(1)(2)	17.01	16.85	22.16	21.20	-23.2	-20.5
Load Factor - %	68.6	70.2	76.8	74.9	-8.2 p.p.	-4.7 p.p.
Yield (cents of reais)(1)(3)	25.80	25.03	30.22	29.70	-14.6	-15.7

RASK scheduled domestic (cents)	15.43	15.09	21.43	20.80	-28.0	-27.5
Domestic Load factor - %	66.3	69.2	75.1	72.9	-8.7 p.p.	-3.7 p.p.
Yield Scheduled Domestic (cents of reais)	24.42	22.88	30.11	30.04	-18.9	-23.8

RASK scheduled Internacional (cents)	12.52	12.90	18.17	16.05	-31.1	-19.6
International Load factor - %	70.8	70.3	79.6	77.4	-8.8 p.p.	-7.1 p.p.
Yield Scheduled International (cents of reais)	17.69	18.36	22.84	20.75	-22.6	-11.5
Yield Scheduled International (cents of USD)	9.62	9.98	10.51	9.54	-8.4	4.6

(1) Includes Revenue PAX, Cargo and others
(2) Net of taxes
(3) Gross of taxes

Gross operating revenue	Our gross operating revenue decreased 1.4% to R$ 2146 million in 3Q07 compared to R$ 2175.6 million in 3Q06. The total Yield decreased 14.6% to R$ 25.8 cents in the 3Q07 compared to R$ 30.22 cents in 3Q06. This was mainly due to the competitive scenario in the domestic market, the demand lower than expected, the appreciation of the Real vs. Dollar of 15.4% - causing a reduction in the international revenues converted to Reais and the reduction in the average tariff even more diluted by the increase in the average stage length. Our total demand (RPK) increased 15.5% and our supply (ASK) increased 29.3% resulting in a reduction of 8.2 p.p. in the average load factor to 68.6% in 3Q07. Total RASK decreased 23.2% to R$ 17.01 cents, compared to 22.16 Real cents in 3Q06.

Gross domestic passenger revenues	Gross domestic passenger revenue (including scheduled and charter passengers)decreased 16.9% to R$ 1214.4 million in 3Q07, compared with R$ 1460.7 million in 3Q06. Domestic scheduled yield decreased 18.9% from R$ 30.11 cents in 3Q06 to R$ 24.42 cents in 3Q07, domestic demand (in RPK terms) decreased 0.2% while the increase in the domestic supply (in ASK terms) was 12.7% resulting in a reduction in the domestic load factor of 8.7 p.p Due to the decrease in both yield scheduled domestic and load factor, the RASK scheduled domestic decreased 28% reaching R$ 15.43 cents in 3Q07 compared to R$ 21.43 cents in 3Q06.

Gross international passenger revenue	Gross international passenger revenue (including scheduled and charter passengers)increased 22.3% to R$554.7 million in 3Q07, compared with R$453.5 million in 3Q06. The yield scheduled international decreased 22.6% to R$ 17.69 cents in 3Q07. In dollar terms, yield scheduled international decreased 8.4% to US$9.62 cents in 3Q07 from US$10.51 cents in 3Q06. The decreased in the yield scheduled international was mainly due to the appreciation of the Real vs. Dollar of 15.4% - causing a reduction in the international revenues converted to Reais and the reduction in the average tariff even more diluted by the increase in the average international stage length. Our international demand increased 55.3% and the international supply increased 73.4% resulting in a load factor decrease of 8.3 p.p. reaching 71% from 79.2% in 3Q06. In consequence of the decrease in both yield scheduled international and load factor, the RASK scheduled internatio nal decreased 31.1% from R$ 18.17 cents in 3Q06 to R$ 12.52 cents in 3Q07. The reduction observed in the load factor was mainly due to the maturation of the new daily frequency to New York, the beginning of the third frequency to Paris with an aircraft with higher capacity and the beginning of a daily flight to Milan.

Gross cargo revenue	Gross cargo revenue (domestic and international) increased 60.8% to R$ 199.4 million in 3Q07 compared with R$ 124 million in 3Q06 due to the increase in our capacity, leveraged primarily by increase in the international supply of 73.4%, and consequent availability of more cargo space to TAM Express (the cargo product offered by TAM Linhas Aéreas S.A.).

Other gross revenue	Other gross revenue increased 29.2% to R$ 177.5 million in 3Q07, compared with R$ 137.4 million in 3Q06, primarily due to the increase on Loyalty program revenues from R$ 56.4 million in 3Q06 to R$ 74.6 million in 3Q07.

Sales deductions and taxes	Sales deductions and taxes decreased 15.2% to R$ 84.4 million in 3Q07, compared with R$ 99.5 million in 3Q06, due to the decrease of 16.9% in our gross domestic passenger revenues which is the basis for the calculation.

Net operating revenue	Our net operating revenue decreased 0.7% to R$ 2,061.7 million in 3Q07, compared with R$ 2,076 million in 3Q06.

Costs and Expenses

Table 5: Costs and Expenses – Quarter

	3rd quarter

BR GAAP	In cents of R$ per ASK			In millions of R$

	2007	2006	Variation (%)	2007	2006	Variation (%)

Operational Income	17.71	23.22	-23.7	2,146.0	2,175.6	-1.4
Flight revenue	16.24	21.75	-25.3	1,968.5	2,038.1	-3.4
Domestic	10.02	15.59	-35.7	1,214.4	1,460.7	-16.9
International	4.58	4.84	-5.4	554.7	453.5	22.3
Cargo	1.65	1.32	24.7	199.4	124.0	60.8
Other operating sales and/or services	1.46	1.47	-0.7	177.5	137.4	29.2
revenues
Sales deductions and taxes	(0.70)	(1.06)	-34.0	(84.4)	(99.5)	-15.2

Net operational income	17.01	22.16	-23.2	2,061.7	2,076.0	-0.7

Cost of services and operational expenses
Fuel	(5.41)	(6.42)	-15.7	(656.2)	(601.5)	9.1
Selling and marketing expenses	(2.14)	(2.58)	-17.1	(259.9)	(241.7)	7.5
Aircraft and equipment leasing	(1.87)	(2.06)	-9.2	(226.5)	(193.3)	17.2
Personnel	(2.69)	(2.21)	21.7	(325.7)	(207.2)	57.2
Maintenance and review s (except personnel)	(1.08)	(1.12)	-3.6	(131.3)	(104.7)	25.3
Outsourced services	(1.18)	(1.71)	-31.0	(142.4)	(160.7)	-11.4
Landing and take-off and navigation charges	(0.92)	(0.90)	2.2	(111.6)	(84.7)	31.8
Depreciation and amortization	(0.24)	(0.27)	-11.1	(28.9)	(25.5)	13.3
Aircraft insurance	(0.07)	(0.10)	-30.0	(8.3)	(9.5)	-12.1
Others	(0.94)	(1.04)	-10.0	(113.7)	(97.7)	16.4

Total cost of services and operational expenses	(16.54)	(18.43)	-10.2	(2,004.5)	(1,726.6)	16.1

Gross profit	0.47	3.73	-87.4	57.2	349.5	-83.6

Financial income (expense)	0.23	0.01	2200.0	27.9	0.7	3767.6
Other operating expenses. Net	(0.06)	(0.26)	-78.8	(6.8)	(24.8)	-72.6

Operating income (loss)	0.65	3.47	-81.4	78.3	325.4	-75.9
Non-operating results, net	0.00	0.02	-100.0	(0.3)	1.9	-115.6

Income (loss) before income and social	0.64	3.49	-81.6	78.0	327.3	-76.2
contribution taxes
Income tax and social contribution	(0.24)	(1.22)	-80.3	(29.5)	(114.3)	-74.2

Income (loss) before minority interest	0.40	2.27	-82.4	48.5	213.0	-77.2
Minority interest	0.00	0.00	0.0	0.0	(0.3)	-107.7
Reversal of interest on equity	0.00	0.00	0.0	0.0	0.0	0.0

Net income (loss) for the period	0.40	2.27	-82.4	48.5	212.7	-77.2

EPS (R$)				0.32	1.41	-77.2

Cost of services and operational expenses and CASK	Our cost of services and operating expenses increased by 16.1% to R$ 2004.5 million in 3Q07, compared to R$ 1726.6 in 3Q06. The increase in cost of services and operating expenses is principally due to the increase in headcount, landing and take-off fees and navigational aid, maintenance and repairs expenses and aircraft and equipment leasing. The cost of services and operational expenses by ASK (CASK) decreased 10.2% from 18.43 Real cents in 3Q06, to 16.54 Real cents in 3Q07, mainly due to the reduction in the outsourced services costs, aircraft insurance, sales and marketing expenses in addition to the appreciation of the Real exchange rate of 15.4% and by the decrease in fuel cost due to the change in the mix of supplying between the domestic and international market. The CASK excluding the fuel costs decreased 7.3% in 3Q07 compared to 3Q06.

Fuel	Fuel costs increased 9.1% to R$ 656.2 million in 3Q07, compared with R$ 601.5 million in 3Q06 due to the 26.6% increase in litres consumed offset by the average cost per litre decreased of 13.9% in the same period, mainly due to a higher participation in fuel supplying in the international market, plus the economy of tankering program. Fuel costs by ASK decreased 15.7%.

Sales and Marketing	Sales and marketing expenses increased 7.5% to R$ 259.9 million in 3Q07, compared to R$ 241.7 million in 3Q06. The sales and marketing expenses represented 12.6% of total net revenues in 3Q07 against 11.6% in 3Q06, an increase of 1 p.p The main reason was the increase in the international sales (passenger and cargo) that have higher commercial costs, partially offset by the reduction on the commission paid to the representatives of the national stations that were incorporated in the end of 1Q07. Sales and marketing expenses per ASK reduced 17.1%.

Aircraft and equipment leasing	Aircraft and equipment leasing costs increased by 17.2% to R$ 226.5 million in 3Q07, compared to R$ 193.3 million in 3Q06, mostly due to the increase of 18 aircraft A320, 2 A319, 2 A321 and 3 aircraft MD11, compensated by the return of 9 Fokker 100, the 15.4% appreciation of the Real against the US dollar and better leasing fees related to the Company’s better financial position. Aircraft and equipment leasing costs by ASK decreased 9.2%.

Personnel costs	Personnel costs increased by 57.2% to R$ 325.7 million in 3Q07, compared to R$ 207.2 million in 3Q06, principally due to the 69.7% increase in headcount from 11,337 to 19,240 in 3Q07 vs. 3Q06, respectively, due to the incorporation of the national stations in the end of 1Q07, in addition to the technical crew (pilots and co-pilots) compensation alignment, partially compensated by an adjustment in our directive payroll that reduced 20% of the directors and 10% of the managers. Personnel costs per ASK increased 21.7%.

Maintenance and repairs (except personnel)	Maintenance and repairs (except personnel) costs increased 25.3% to R$ 131.3 million in 3Q07, compared to R$ 104.7 million in 3Q06, mainly due to the increase of total flown hours of 13.7% and the increase in our fleet, compensated by the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 15.4%. Costs with maintenance and repairs (except personnel) by ASK decreased 3.6%.

Outsourced services	Outsourced services decreased by 11.4% to R$ 142.4 million in 3Q07, compared to R$ 160.7 million in 3Q06 mainly due to the incorporation of the check-in services at the end of 1Q07 and the appreciation of the Real against the US dollar of 15.4% reducing the costs with international stations and the international distribution. Outsourced services by ASK decreased 31%.

Landing, take-off and navigation charges	Landing, take-off and navigation charges increased 31.8% to R$ 111.6 million in 3Q07, compared to R$ 84.7 million in 3Q06, due to the increase in international flights, which costs are higher than domestic ones, the increase of 1.7% in take-offs and 15.3% in kilometres flown. Landing, take-off and navigation charges by ASK increased 2.2%.

Depreciation and amortization	Depreciation and amortization costs increased 13.3% to R$ 28.9 million in 3Q07, compared with R$ 25.5 million in 3Q06. Mainly due to the new additions in the fixed assets of R$ 62.3 million, principally due to the spare parts acquisitions during the period from 3Q06 to 3Q07. The depreciation and amortization expense by ASK decreased 11.1%.

Aircraft insurance	Aircraft insurance decreased 12.1% to R$ 8.3 million in 3Q07 compared with R$ 9.5 million in 3Q06, mainly due to the reduction in insurance fee and the appreciation of the Real against the US dollar of 15.4% and the reduction in the number of passengers carried in 1.4% in 3Q07 vs. 3Q06, partially offset by the net increase of 11 aircraft into our operating fleet compared to 3Q06. The costs of aircraft insurance by ASK reduced 30%.

Other operating expenses	Other operating expenses increased by 16.4% to R$ 113.7 million in 3Q07 compared with R$ 97.7 million in 3Q06, mainly due to increase in our operations of 29.3%, increase in general and administrative expenses, and operating costs in international bases. Other operational expenses by ASK decreased 10%.

Net financial result	Our net financial result reached positive result of R$ 27.9 million in 3Q07, compared with a positive result of R$ 0.7 million in 3Q06, mainly due to the provisioning of non-realized with fuel hedge and a 15.4% Real appreciation against US dollar.

Income tax and social contribution	Income tax and social contribution had an expenses of R$ 29.5 million in 3Q07, compared to expenses of R$ 114.3 million in 3Q06. Our effective tax rate was 34.9% in 3Q06 and 37.9% in 3Q07.

Net Income	Our net income reached R$ 48.5 million in 3Q07, compared with net income of R$ 212.7 million in 3Q06, as a result of the matters above discussed that represented a reduction of 7.9 p.p. in margin, from a positive margin of 10.2% in 3Q06 to 2.4 in 3Q07.

Table 6: Costs and Expenses – Accumulated

	January-September

BR GAAP	In cents of R$ per ASK			In millions of R$

	2007	2006	Variation (%)	2007	2006	Variation (%)

Operational Income	17.56	22.24	-21.0	6,112.9	5,663.4	7.9
Flight revenue	16.15	20.76	-22.2	5,621.0	5,286.3	6.3
Domestic	9.99	15.22	-34.4	3,477.1	3,876.6	-10.3
International	4.57	4.20	8.8	1,592.0	1,070.1	48.8
Cargo	1.58	1.33	18.8	551.9	339.6	62.5
Other operating sales and/or services	1.41	1.48	-4.7	491.8	377.0	30.4
revenues
Sales deductions and taxes	(0.71)	(1.04)	-31.7	(247.5)	(265.3)	-6.7

Net operational income	16.85	21.20	-20.5	5,865.4	5,398.1	8.7

Cost of services and operational expenses
Fuel	(5.36)	(6.20)	-13.6	(1,867.4)	(1,579.1)	18.3
Selling and marketing expenses	(1.97)	(2.52)	-21.8	(687.5)	(642.7)	7.0
Aircraft and equipment leasing	(1.85)	(2.13)	-13.2	(644.0)	(543.0)	18.6
Personnel	(2.59)	(2.36)	9.8	(902.3)	(602.2)	49.8
Maintenance and review s (except personnel)	(0.98)	(1.12)	-12.5	(341.6)	(284.8)	19.9
Outsourced services	(1.16)	(1.62)	-28.4	(403.4)	(413.4)	-2.4
Landing and take-off and navigation charges	(0.90)	(0.89)	1.1	(314.7)	(226.5)	38.9
Depreciation and amortization	(0.24)	(0.28)	-14.3	(82.8)	(72.3)	14.4
Aircraft insurance	(0.07)	(0.10)	-30.0	(25.2)	(26.7)	-5.6
Others	(1.20)	(0.96)	25.0	(418.4)	(243.8)	71.6

Total cost of services and operational expenses	(16.34)	(18.20)	-10.2	(5,687.3)	(4,634.5)	22.7

Gross profit	0.51	3.00	-83.0	178.1	763.5	-76.7

Financial income (expense)	(0.09)	(0.28)	-67.9	(32.4)	(70.6)	-54.1
Other operating expenses. Net	(0.07)	(0.24)	-70.8	(23.0)	(60.8)	-62.2

Operating income (loss)	0.35	2.48	-85.9	122.7	632.2	-80.6
Non-operating results, net	0.02	0.05	-60.0	5.7	11.5	-50.7

Income (loss) before income and social
contribution taxes	0.37	2.53	-85.4	128.4	643.7	-80.1
Income tax and social contribution	(0.14)	(0.87)	-83.9	(49.2)	(221.9)	-77.8

Income (loss) before minority interest	0.23	1.66	-86.1	79.1	421.8	-81.2
Minority interest	0.00	0.00	0.0	(0.1)	(0.7)	-88.5
Reversal of interest on equity	0.00	0.00	0.0	0.0	0.0	0.0

Net income (loss) for the period	0.23	1.65	-86.1	79.1	421.1	-81.2

EPS (R$)				0.53	2.80	-81.2

EBITDAR, EBITDA, EBIT and Net Income

Table 7: EBITDAR, EBITDA e EBIT calculation

	2007		2006		Variation%

BR GAAP (In millions of R$)

	3rd quarter	Accum. To Sep	3rd quarter	Accum. To Sep	3rd quarter	Accum. To Sep

Net income before minority interest	48,501	79,146	212,996	421,764	-77%	-81%
Income tax and social contribution	29,540	49,217	114,331	221,923	-74%	-78%
Financial result, net	-27,928	32,395	-722	70,605	3768%	-54%
Non-operating result, net	296	-5,683	-1,902	-11,519	-116%	-51%
Other operating expenses, net	6,780	22,983	24,768	60,753	-73%	-62%

EBIT	57,189	178,058	349,471	763,526	-84%	-77%
Depreciation and amortization	29,461	83,520	25,611	72,806	15%	15%
Goodw ill amortization in subsidiary	179	538	179	538	0%	0%

EBITDA	86,829	262,116	375,261	836,870	-77%	-69%
Rental - Leasing	226,501	643,999	193,289	542,887	17%	19%

EBITDAR	313,330	906,115	568,550	1,379,757	-45%	-34%

Net revenue	2,061,651	5,865,368	2,076,046	5,398,068	-1%	9%

Margins:
EBIT	2.8	3.0	16.8	14.10	-14.0 p.p.	-11.1 p.p.
EBITDA	4.2	4.5	18.1	15.50	-13.9 p.p.	-11.0 p.p.
EBITDAR	15.2	15.4	27.4	25.60	-12.2 p.p.	-10.2 p.p.

EBIT	EBIT margin was 2.8%, reaching R$ 57.2 million in 3Q07, compared to R$ 349.5 million in 3Q06, representing a decrease of 14 p.p The EBIT reduction was a consequence of the 23.2% RASK reduction, composed of 14.6% reduction in the yield and 8.2 p.p. reduction in the load factor, partially offset by the reduction of 10.2% in CASK.

EBITDAR	EBITDAR margin was 15.2%, reaching R$ 313.3 million in 3Q07, compared to R$ 568.6 million in 3Q06, representing a decrease in the EBITDAR margin of 12.2 p.p. in 3Q07 given the facts above mentioned.

Cash Flow

Graph 4: Cash flow

Cash flow from operating activities	Operational activities used R$ 109.7 million in 3Q07 compared to a use of R$ 38.7 in 2Q07.

Cash flow used in investing activities	Cash used in investing activities in 3Q07 totaled R$ 59.6 million, related to the payment of PDPs (pre-delivery payments), investment in the spare parts for aircraft, given the increase in our operating fleet.

Cash flow from financing activities	Cash generated from financing activities in 3Q07 was R$ 136.8 million, mainly due to activities in financing.

Capital Expenditures	Due to our solid financial position, obtaining financing for PDPs (pre-delivery payments)and acquisition of spare parts became easier. As part of our strategy to maintain operational leases to increase our fleet, no significant investment is expected in the future.

Table 8: Cash Flow

BR GAAP (In millions of R$)	30.09.2007	30.06.2007

Net Income (Loss)	48,523	(28,637)
Net Income (Loss) Reconciliation Adjustments
(+) Depreciation and Amortization	17,857	17,336

Cash Earnings	66,380	(11,301)

OPERATING CASH FLOW
Change in Working Capital
(Increase)/Decrease in Accounts Receivables	(43,011)	(25,471)
(Increase)/Decrease in Inventories	(9,769)	12,320
Increase/(Decrease) in Suppliers Payables	21,032	(60,782)
Total (Increase)/Decrease in Working Capital	(31,748)	(73,932)

(Increase)/Decrease in Other Accounts Receivables	(130,292)	(129,274)
Increase/(Decrease) in Transportations to be executed	(37,177)	90,239
Increase/(Decrease) in Other Accounts Payables	23,178	85,618
Total (Increase)/Decrease in Others	(144,290)	46,583

(=) Net cash provided by operating activities	(109,659)	(38,651)

INVESTMENT CASH FLOW
(Increase)/Decrease Deposits in guarantee and advances to aircraft
manufacturers	(88,591)	(287,611)
(Increase)/Decrease Others Long term	40,152	(86,708)
(Increase)/Decrease Other Investments	230	179
(Increase)/Decrease Property Plan and equipment	(11,375)	(70,121)
(=) Cash flow from investing activities	(59,584)	(444,261)

FINANCING ACTIVITIES
Increase/(Decrease) Financial Leases Short Term	(2)	(516)
Increase/(Decrease) Loans and Financing Short Term	368,351	38,591
Increase/(Decrease) Loans and Financing Long Term	(266,872)	354,296
Increase/(Decrease) Financial Leases Long Term	(6,045)	(12,834)
Increase/(Decrease) Debentures and Bonds	(39,925)	594,169
Increase/(Decrease) Reorganization of the Fokker 100 Fleet	3,683	(6,329)
Increase/(Decrease) Others	77,647	1,777
Increase/(Decrease)Deferred Income	-	-
(=) Cash flow from financing activities	136,838	969,153

EQUITY	-	-
Dividends	(22)	(216)
Increase/(Decrease) Legal and Revaluation Reserve	(7,079)	(1,209)

CASH FLOW IN THE PERIOD	(39,506)	484,817

Cash and cash equivalents at the end of the period	2,471,111	2,510,616
Cash and cash equivalents at the beginning of the period	2,510,616	2,025,799
Change	(39,506)	484,817

Table 9: Balance Sheet

BR GAAP (in thousands of R$)	30.09.2007	30.06.2007

Total Assets	6,410,289	6,224,994

Current Assets	4,806,821	4,177,556

Cash	200,089	118,836
Cash equivalents (short-term investments)	2,271,022	2,391,781
Accounts receivable	1,007,144	964,133
Inventories	121,457	111,688
Taxes recoverable	203,467	145,705
Advances to aircraft manufacturers	642,242	156,543
Deferred Income Tax	33,390	34,051
Pre paid expenses	201,878	129,210
Other accounts receivable	126,132	125,609

Long-Term Assets	762,549	1,199,807

Deposits in guarantee	163,355	176,092
Deferred income tax and social contribution	155,364	161,800
Judicial Deposits	72,655	70,007
Advances to aircraft manufacturers	286,916	671,286
Advances for aircraft maintenance	63,550	98,721
Other accounts receivable	20,709	21,901

Permanent Assets	840,919	847,631

Investments	70	70
Plant, Property and Equipment	840,720	847,202
Deferred assets	129	359

LIABILITIES AND SHAREHOLDERS' EQUITY	6,410,289	6,224,994

Current Liability	2,520,174	2,149,802

Loans and Financing	675,040	306,689
Leases	68,800	68,802
Debentures	25,958	49,398
Suppliers	368,314	347,281
Payroll and Social Contributions	231,704	183,044
Taxes and Charges	78,956	69,623
Interest on equity and Dividends payable	523	523
Provision for Income Tax and Social Contribution	97,394	74,285
Transportations to be executed	823,802	860,978
Reorganization of the Fokker 100 Fleet	8,723	8,494
Other accounts payable	123,443	172,872
Bonds	17,517	7,813

Long-term liabilities	2,362,040	2,588,540

Loans and Financing	304,907	571,778
Leases	63,027	69,073
Debentures	500,000	500,000
Provisions for Deferred Income Tax	51,207	55,222
Provisions for Contingencies	814,728	763,457
Reorganization of the Fokker 100 Fleet	45,829	50,869
Bonds	551,670	577,860
Others	30,672	281

Deferred Income	11,099	11,099
Minority Interest	2,762	2,783

Shareholders' Equity	1,514,214	1,472,770

Paid-Up Capital	675,000	675,000
Capital Reserve	102,855	102,855
Revaluation Reserve	136,607	144,424
Legal Reserve	33,786	33,786
Profit reserve	489,871	489,871
Accumulated profit	76,095	26,834

Indebtedness

Table 10: Breakdown and Maturity of financial debt

BR GAAP						R$ thousand

							30.06.2007

Year	Loans	Lease payable	Reorganization of Fokker 100 fleet	Debentures	Bonds	Total	% Total

2007	675,040	68,800	8,723	25,958	17,517	796,038	35%
2008	186,610	28,141	2,722	0	0	217,473	10%
2009	58,252	7,736	14,496	0	0	80,484	4%
2010	25,383	6,000	16,428	166,667	0	214,478	9%
2011	22,536	5,603	12,183	166,667	0	206,989	9%
2012	3,539	4,977	0	166,667	0	175,183	8%
After 2012	8,587	10,570	0	0	551,670	570,827	25%

	979,947	131,827	54,552	525,958	569,187	2,261,471	100%

Foreign currency - denominated	632,535	131,827	54,552	0	569,187	1,388,101	61%
Local currency - denominated	347,412	0	0	525,958	0	873,370	39%

Table 11: Breakdown and maturity of operational leases

BR GAAP		In thousands of US dollars

	Financial interest and
	(weighted average)	30.09.2007	30.06.2007

Foreign currency
Airbus A319	1-Month Libor (5.3% p.a.)	119,950	113,704
	3-Month Libor (5.4% p.a.)	33,738	35,696
	6-Month Libor (5.3% p.a.)	228,819	169,230

Airbus A320	Fixed interest to 4.00% p.a.	104,758	52,875
	1-Month Libor (5.3% p.a.)	191,027	158,924
	3-Month Libor (5.3% p.a.)	764,149	560,073
	6-Month Libor (5.3% p.a.)	689,469	613,774

Airbus A321	3-Month Libor (5.2% p.a.)	111,694	0

Airbus A330	Fixed interest to 4.8% p.a. to 5.4% p.a. (5.3% p.a.)	211,679	218,026
	6-Month Libor (5.3% p.a.)	454,300	427,362

Fokker 100	Fixed interest to 1.10% p.a. to 2.00% p.a. (1.1% p.a.)	38,159	53,371
	6-Month Libor (5.4% p.a.)	892	2,806

MD11	Fixed instalment of US$ 399	11,970	14,365

Airbus Turbines	Fixed interest to 0.9% p.a. to 1.0% p.a. (0.96% p.a.)	11,457	13,276
	6-Month Libor (5.1% p.a.)	7,353	7,722

		2,979,414	2,441,204

	In thousands of US dollars

Year	30.09.2007	30.06.2007

2007	434,652	203,102
2008	114,822	374,798
2009	392,331	328,067
2010	373,321	306,129
2011	354,265	287,685
2012	315,421	268,405
After 2012	994,602	673,018

	2,979,414	2,441,204

Total financial debt	Total financial debt increased from R$ 2,221 million in 2Q07 to R$ 2,261 million in 3Q07.

Operating leases
Obligations from operating leases amounted US$ 3 billion at the end of 3Q07, corresponding to 106 aircraft (13 Fokker 100, 15 Airbus A319, 63 Airbus A320, 2 Airbus A321, 10 Airbus A330, 3 MD11 and Airbus turbines). Contracts mature up to 102 months and are restated based on the variation of the US dollar plus LIBOR.

Business Units

Loyalty Program
TAM was the first airline to offer a loyalty program in Brazil and we believe it represents a key element in our marketing strategy. There are currently over 4.3 million members in the program (which we refer to as the TAM Loyalty Program) and has issued 4.7 million tickets earned with frequent flyer points. We regard our loyalty program as a strong relationship tool and believe that it is the most flexible loyalty program in the market because it imposes no restrictions on flights or on the number of seats available when members are redeeming accumulated points. Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Loyalty Program-affiliated credit cards or using services and products at partner establishments. In addition, the TAM Loyalty Program strengthens lines of communications with our passengers. According to the points accumulated, the member is assigned a card category – white, blue or red. Each category receives points in a different way. Blue and red cards receive more points and extra benefits, which guarantees the redemption of tickets faster.

The points earned by our customers on the Loyalty program are valid for two years for conversion into tickets. This limits the growth of the program’s future cost – there is a tendency of stability as to the quantity of passengers transported by the program.

In the 1Q06, the accounting criteria to recognize the costs referring to the Loyalty Program changed. A provision for future obligations was calculated taking into consideration:

• The quantity of points earned, converted into free flights;
• The quantity of points which expired without being converted into flights;
• The quantity of free flights flown with other airlines; and

•   Based on the present average occupation levels of our flights, the incremental cost involved, i.e. the additional cost per passenger transported, represented by fuel, in- flight service, insurance and boarding card.

	30.09.2007	30.06.2007	31.03.2007
Total Free domestic flights earned but not redeemed	2,300,910	2,159,845	1,958,663
Number of free flights redeemed	272,483	237,569	207,350
Revenues from the Loyalty Program (R$ M)	74,619	71,710	69,654

Total Provision (R$ M)	20,582	18,931	17,208

In 2007 we signed several code-share agreements, that when implemented will permit the connection of the TAM Loyalty Program to the following companies programs: Victoria, from TAP; LAN Pass, from LAN; Miles&More, from Lufthansa and Milage Plus, from United Airlines.

Maintenance Center in São Carlos

TAM’s Technological Center – based in a 4.6 million square meters area – is certified to do the maintenance in all TAM’s fleet (except engines) and more than 2 thousand aircraft components. It has been a very efficient instrument on the Company’s costs reduction program and now, incrementing the sales of services to thirds, is optimizing the Center utilization, diluting fixed costs.

In total respect with environment and fauna and flora preservation policy, TAM has 3 residuals treatment stations.

Stock Market

Table 12: Actual Shareholders

	Ordinary		Preferential
Shareholders	Shares	(%)	Shares	(%)	TOTAL	(%)
Controlling Shareholders	50.641.897	84,70%	18.860.612	20,77%	69.502.509	46,15%
TAM – Empreendimentos e Participações S.A	50.562.381	84,56%	18.860.612	20,77%	69.422.993	46,10%
Agropecuária Nova Fronteira Ltda.	79.516	0,13%	-	0,00%	79.516	0,05%
Other	9.150.058	15,30%	71.932.580	79,23%	81.082.638	53,85%
Amaro Aviation Part SA	9.133.912	15,28%	2.511.568	2,77%	11.645.480	7,73%
Minority shareholders	16.146	0,03%	69.421.012	76,46%	69.437.158	46,11%

Total	59.791.955	100,00%	90.793.192	100,00%	150.585.147	100,00%

Our free float reached 46% with an average daily trade of our share in Bovespa of 1.4% of the free float and the daily trade volume of over R$ 47 million in the 3Q07.

TAM is included in 9 indexes:

  Ibovespa (Index of the São Paulo Securities Exchange)
  IBrX-50 (Brazilian index of the 50 most liquid shares in the BOVESPA)
  ISE (Corporate Sustainability Index)
  IGC (Index of companies with differentiated corporate governance practices)
  IBrX (Brazilian Index)
  ITag (Index of shares with differentiated tag along practices)
  IVBX 2 (Index Valor Bovespa – 2nd tier)
  MSCI Barra (Morgan Stanley Capital International)
  DJ Brazil Titans 20 ADR Index

Graph 5: Stock Performance

Strategy & Estimates

Overall Strategy
Our strategic priority is to consolidate our leadership both in the domestic and international passenger market, attaining high levels of profitability. We will seek to pursue this goal by offering an overall service that delivers superior value to passengers, by continuing to reduce costs and by increasing the return on capital invested. To reach these objectives, our strategies are:

1) Continue providing superior customer service
2) Increase revenue with profitability, serving a greater number of passengers at a competitive price
3) Reduce our operating costs, optimizing the use of our fleet and streamlining our processes

2007 Estimates	Due to market growth and our historically performance, our estimates for 2007 are:

Graph 6: Fleet Projection

2008 Estimates	For 2008 we remain confident in the market development, and our estimates are:

Financial Reports in US GAAP

Reports in US GAAP
For the reader's convenience, we present below certain financial information and tables prepared in accordance with accounting principles generally accepted in the United States – US GAAP. The complete financial statements complete with footnotes and a reconciliation between US and Brazilian GAAP for the Income Statement and Shareholders' Equity for the 2Q07 and 2Q06 financial years are presented separately in a report available at the CVM and our Investor Relations website – www.tam.com.br/ir.

Table 13: Income Statement

	3rd quarter

US GAAP		In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2007	2006	(%)	2007	2006	(%)

Operational Income	17.68	23.22	-23.9	2,142.8	2,175.3	-1.5
Flight revenue	16.24	21.75	-25.3	1,968.5	2,038.1	-3.4
Domestic	10.02	15.59	-35.7	1,214.4	1,460.7	-16.9
International	4.58	4.84	-5.4	554.7	453.5	22.3
Cargo	1.65	1.32	25.0	199.4	124.0	60.8
Other operating sales and/or services	1.44	1.46	-1.4	174.3	137.2	27.1
Sales deductions and taxes	(0.70)	(1.06)	-34.0	(84.4)	(99.5)	-15.2

Net operational income	16.99	22.15	-23.3	2,058.4	2,075.8	-0.8

	(5.41)	(6.42)	-15.7	(656.2)	(601.5)	9.1
Fuel
Selling and marketing expenses	(2.14)	(2.58)	-17.1	(259.9)	(241.8)	7.5
Aircraft and equipment leasing	(1.08)	(1.16)	-6.9	(130.8)	(108.7)	20.3
Personnel	(2.67)	(2.22)	20.3	(323.4)	(208.1)	55.4
	(1.08)	(1.12)	-3.6	(131.3)	(104.7)	25.3
Maintenance and review s (except personnel)
	(1.16)	(1.66)	-30.1	(141.1)	(155.7)	-9.4
Outsourced services
Landing and take-off and navigation charges	(0.92)	(0.90)	2.2	(111.6)	(84.7)	31.8
	(0.51)	(0.61)	-16.4	(62.3)	(57.6)	8.1
Depreciation and amortization
Aircraft insurance	(0.07)	(0.10)	-30.0	(8.3)	(9.5)	-12.1
	(1.00)	(1.29)	-22.5	(120.9)	(121.3)	-0.4
Others

Total cost of services and operational	(16.06)	(18.08)	-11.2	(1,945.7)	(1,693.6)	14.9
expenses

Gross profit	0.93	4.08	-77.2	112.7	382.2	-70.5

Financial income (expense)	0.87	(0.32)	-371.9	105.9	(30.4)	-448.5

Income (loss) before income and social	1.80	3.75	-52.0	218.6	351.8	-37.9
contribution taxes
Income tax and social contribution	(0.62)	(1.31)	-52.7	(75.5)	(123.0)	-38.6

Income (loss) before minority interest	1.18	2.44	-51.6	143.1	228.8	-37.5

Minority interest	0.00	0.00	0.0	(0.1)	(0.3)	-74.5

Net income (loss) for the period	1.18	2.44	-51.6	143.0	228.5	-37.4

EPS (R$)				0.95	1.52	-37.4
EPADS (USD)				0.52	0.70	-26.0

Gross operating revenue
Our gross operating revenue decreased 1.5% to R$ 2,142.8 million in 3Q07, compared to R$ 2,175.3 million in 3Q06. Our total demand (RPK) increased 15.5% and our supply (ASK) increased 29.3% resulting in a reduction of 8.2 p.p. in the average load factor to 68.6% in 3Q07. The total RASK (net of taxes) decreased 23.3% to R$ 16.99 cents in 3Q07 compared to R$ 22.15 cents in 3Q06.

Gross domestic passenger revenues
Gross domestic passenger revenue (including scheduled and charter passengers)decreased 16.9% to R$ 1214.4 million in 3Q07, compared to R$ 1460.7 million in 3Q06. Domestic scheduled yield decreased 18.9% from R$ 30.11 cents in 3Q06 to R$ 24.42 cents in 3Q07, domestic demand (in RPK terms) decreased 0.2% while the increase in the domestic supply (in ASK terms) was 12.7% resulting in a reduction in the domestic load factor of 8.7 p.p Due to the decrease in both yield scheduled domestic and load factor, the RASK scheduled domestic decreased 28% reaching R$ 15.43 cents in 3Q07 compared to R$ 21.43 cents in 3Q06.

Gross international passenger revenue
Gross international passenger revenue (including scheduled and charter passengers)increased 22.3% reaching R$ 555.4 million in 3Q07 compared to R$ 453.5 million in 3Q06. The yield scheduled international in Reais reduced 22.6% from R$ 22.84 cents in 3Q06 to R$ 17.69 cents in 3Q07. In dollar terms, yield scheduled international decreased 8.4% to US$9.62 cents in 3Q07 from US$10.51 cents in 3Q06. The decrease in the yield scheduled international was mainly due to the appreciation of the Real vs. Dollar of 15.4% - causing a reduction in the international revenues converted to Reais and the reduction in the average tariff which is also diluted by the increase in the average stage length in the international flights. Our international demand increased 55.3% and the international supply increased 73.4% resulting in a load factor decrease of 8.3 p.p. reaching 71% from 79.2% in 3Q06. In consequence of the decrease in both yield sche duled international and load factor, the RASK scheduled international decreased 31.1% from R$ 18.17 cents in 3Q06 to R$ 12.52 cents in 3Q07. The reduction observed in the load factor was mainly due to the maturation of the new daily frequency to New York, the beginning of the third frequency to Paris with an aircraft with higher capacity and the beginning of a daily flight to Milan.

Gross cargo revenue
Gross cargo revenue (domestic and international) increased 60.8% to R$ 199.4 million in 3Q07, compared to R$ 124 million in 3Q06 due to the increase in our capacity, leveraged primarily by increase in the international supply of 73.4%, and consequent availability of more cargo space to TAM Express (the cargo product offered by TAM Linhas Aéreas S.A.).

Other gross revenue	Other gross revenue increased 27.1% to R$ 174.3 million in 3Q07, compared to R$ 137.2 million in 3Q06.

Sales deductions and taxes
Sales deductions and taxes decreased 15.2% to R$ 84.4 million in 3Q07, compared with R$ 99.5 million in 3Q06, due to the decreased of 16.9% in our gross domestic passenger revenues which is the basis for the calculation.

Net operating revenue	Our net operating revenue decreased 0.8% to R$ 2058.4 million in 3Q07, compared with R$ 2075.8 million in 3Q06.

Cost of services and operational expenses and CASK
Our cost of services and operating expenses increased by 14.9% to R$ 1945.7 million in 3Q07, compared to R$ 1693.6 in 3Q06. The increase in cost of services and operating expenses is principally due to the increase in headcount, landing and take-off fees and navigational aid, maintenance and repairs expenses and aircraft and equipment leasing. The cost of services and operational expenses by ASK (CASK) decreased 11.2% from 18.08 Real cents in 3Q06, to 16.06 Real cents in 3Q07, mainly due to the reduction in the outsourced service costs, aircraft insurance, sales and marketing expenses in addition to the appreciation of the Real exchange rate of 15.4% and by the decrease in fuel cost due to the change in the mix of supplying between the domestic and international market. The CASK excluding the fuel costs decreased 8.7% in 3Q07 compared to 3Q06.

Fuel
Fuel costs increased 9.1% to R$ 656.2 million in 3Q07, compared with R$ 601.5 million in 3Q06 due to the 26.6% increase in litres consumed offset by the reduction in the average cost per litre in Reais of 13.9% in the same period, mainly due to the change in the supplying mix, with a higher participation of the international flights and the economy obtained with our tankering program. Fuel costs by ASK decreased 15.7%.

Sales and Marketing
Sales and marketing expenses increased by 7.5% to R$ 259.9 million in 3Q07, compared to R$ 241.8 million in 3Q06. The sales and marketing expenses represented 12.6% of total net revenues in 3Q07 and 11.6% in 3Q06. The main reason was the increase in the international sales (passenger and cargo) that have higher commercial costs, partially offset by the reduction on the commission paid to the representatives of the national stations incorporated in the end of 1Q07. Sales and marketing expenses per ASK reduced 17.1%.

Aircraft and equipment leasing
Aircraft and equipment leasing costs increased by 20.3% to R$ 130.8 million in 3Q07, compared with R$ 108.7 million in 3Q06, mostly due to the increase of 16 aircraft A320, 2 A319 and 3 MD11, compensated by the return of 6 Fokker 100, the 15.4% appreciation of the Real against the US dollar and better leasing fees related to the Company’s better financial position. Aircraft and equipment leasing costs by ASK decreased 6.9%.

Personnel costs
Personnel costs increased by 55.4% to R$ 323.4 million in 3Q07, compared to R$ 208.1 million in 3Q06, principally due to the 69.7% increase in headcount from 11,337 to 19,240 in 3Q07 vs. 3Q06, respectively, due to the incorporation of the national stations in the end of 1Q07, in addition to the technical crew (pilots and co-pilots) compensation alignment, partially compensated by an adjustment in our directive payroll that reduced 20% of the directors and 10% of the managers. Personnel costs per ASK increased 20.3%.

Maintenance and repairs (except personnel)
Maintenance and repairs (except personnel) costs increased 25.3% to R$ 131.3 million in 3Q07, compared to R$ 104.7 million in 3Q06, mainly due to the increase in flown hours of 13.7% and by the increase in our fleet, compensated by the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 15.4%. Costs with maintenance and repairs (except personnel) by ASK decreased 3.6%.

Outsourced services
Outsourced services decreased by 9.4% to R$ 141.1 million in 3Q07, compared to R$ 155.7 million in 3Q06 mainly due to the incorporation of the check-in services at the end of 1Q07 and the appreciation of the Real against the US dollar of 15.4% reducing the costs with international stations and the international distribution. Outsourced services by ASK decreased 30.1%.

Landing, take-off and navigation charges
Landing, take-off and navigation charges increased 31.8% to R$ 111.6 million in 3Q07, compared to R$ 84.7 million in 3Q06, due to the increase in international flights, which costs are higher than domestic ones, the increase of 1.7% in take-offs and 15.3% in kilometres flown. Landing, take-off and navigation charges by ASK increased 2.2%.

Depreciation and amortization
Depreciation and amortization costs increased 8.1% to R$ 62.3 million in 3Q07, compared with R$ 57.6 million in 3Q06, mainly due to the new addictions in the fixed assets of R$ 62.3 million, principally due to the spare parts acquisitions during the period from 2Q06 to 2Q07. The depreciation and amortization expense by ASK decreased 16.4%.

Aircraft insurance
Aircraft insurance decreased 12.1% to R$ 8.3 million in 3Q07 compared with R$ 9.5 million in 3Q06, mainly due to the reduction in insurance fee and the appreciation of the Real against the US dollar of 15.4% and the reduction in the number of passengers carried in 1.4% in 3Q07 vs. 3Q06, partially offset by the net increase of 11 aircraft into our operating fleet compared to 3Q06. The costs of aircraft insurance by ASK reduced 30%.

Other operating expenses
Other operating expenses decreased by 0.4% to R$ 120.9 million in 3Q07 compared to R$ 121.3 million in 3Q06, mainly due to the increase in our operations of 29.3%, increase in general and administrative expenses and costs with operations in international bases compensated by the 15.4% appreciation of the Real against US Dollar. Other operational expenses by ASK decreased 22.5%.

Net financial result
Our net financial result presented an income of R$ 105.9 million in 3Q07, compared with a negative result of R$ 30.4 million in 3Q06, mainly due to the appreciation of the Real against the US dollar of 15.4%, related to the financial leasing debt and by the gains of non-realized result of fuel hedge.

Income tax and social contribution	Income tax and social contribution reduced 38.6% to R$ 75.5 million in 3Q07, compared to R$ 123 million in 3Q06. Our effective tax rate was 34.5% in 3Q07 and 35.0% in 3Q06.

Net Income
Our net income decreased 37.4% to R$ 143 million in 3Q07, compared to R$ 228.5 million in 3Q06, as a result of the matters above discussed that represented a reduction of 4.1 p.p. in margin, from 11% in 3Q06 to 6.9% in 3Q07.

Table 14: Income Statement – Accumulated

	January-September

US GAAP	In cents of R$ per ASK			In millions of R$

	2007	2006		2007	2006

Operational Income	17.52	22.18	-21.0	6,100.3	5,648.1	8.0
Flight revenue	16.15	20.76	-22.2	5,621.0	5,286.3	6.3
Domestic	9.99	15.22	-34.4	3,477.1	3,876.6	-10.3
International	4.57	4.20	8.8	1,592.0	1,070.1	48.8
Cargo	1.59	1.33	18.8	551.9	339.6	62.5
Other operating sales and/or services	1.38	1.42	-2.8	479.3	361.8	32.5
revenues
Sales deductions and taxes	(0.71)	(1.04)	-31.7	(247.5)	(265.3)	-6.7

Net operational income	16.81	21.14	-20.5	5,852.9	5,382.8	8.7

Fuel	(5.36)	(6.20)	-13.6	(1,867.4)	(1,579.1)	18.3
Selling and marketing expenses	(1.97)	(2.52)	-21.8	(687.5)	(642.7)	7.0
Aircraft and equipment leasing	(1.06)	(1.14)	-7.0	(370.2)	(291.1)	27.2
Personnel	(2.60)	(2.37)	9.7	(905.5)	(604.7)	49.7
	(0.99)	(1.12)	-11.6	(343.7)	(284.8)	20.7
Maintenance and review s (except personnel)
Outsourced services	(1.16)	(1.54)	-24.7	(402.1)	(391.4)	2.7
Landing and take-off and navigation charges	(0.90)	(0.89)	1.1	(314.7)	(226.5)	38.9
Depreciation and amortization	(0.51)	(0.66)	-22.7	(178.5)	(168.9)	5.7
Aircraft insurance	(0.07)	(0.10)	-30.0	(25.2)	(26.7)	-5.7
Others	(1.24)	(1.20)	3.3	(430.7)	(304.8)	41.3

Total cost of services and operational	(15.87)	(17.75)	-10.6	(5,525.4)	(4,520.8)	22.2
expenses

Gross profit	0.94	3.38	-72.2	327.4	862.0	-62.0

Financial income (expense)	0.62	0.49	26.5	214.1	124.2	72.4

Income (loss) before income and social	1.56	3.87	-59.7	541.5	986.2	-45.1
contribution taxes
Income tax and social contribution	(0.55)	(1.35)	-59.3	(191.1)	(342.9)	-44.3

Income (loss) before minority interest	1.01	2.53	-60.1	350.4	643.3	-45.5
Minority interest	0.00	0.00	0.0	(0.3)	(0.5)	-38.9

Net income (loss) for the period	1.01	2.52	-59.9	350.1	642.8	-45.5

EPS (R$)				2.33	4.27	-45.5
EPADS (USD)				1.26	1.96	-35.6

Table 15: Cash Flow

US GAAP (In millions of R$)	30.09.2007	30.06.2007

Net Income (Loss)	143,042	69,153
Net Income (Loss) Reconciliation Adjustments
(+) Depreciation and Amortization	62,267	59,285

Cash Earnings	205,308	128,438

OPERATING CASH FLOW
Change in Working Capital
(Increase)/Decrease in Accounts Receivables	(43,011)	(25,471)
(Increase)/Decrease in Inventories	(9,769)	12,320
Increase/(Decrease) in Suppliers Payables	21,032	(60,782)
Total (Increase)/Decrease in Working Capital	(31,748)	(73,932)

(Increase)/Decrease in Other Accounts Receivables	(108,671)	(121,894)
Increase/(Decrease) in Transportations to be executed	(37,177)	90,239
Increase/(Decrease) in Other Accounts Payables	26,326	89,384
Total (Increase)/Decrease in Others	(119,522)	57,730

(=) Net cash provided by operating activities	54,039	112,236

INVESTMENT CASH FLOW
(Increase)/Decrease Deposits in guarantee and advances	(152,141)	(287,611)
to aircraft manufacturers
(Increase)/Decrease Others Long term	62,307	(43,778)
(Increase)/Decrease Other Investments	0	-
(Increase)/Decrease Property Plan and equipment	(308,097)	(147,395)
(=) Cash flow from investing activities	(397,931)	(478,785)

FINANCING ACTIVITIES
Increase/(Decrease) Financial Leases Short Term	16,009	4,993
Increase/(Decrease) Loans and Financing Short Term	368,352	38,591
Increase/(Decrease) Loans and Financing Long Term	(266,872)	354,296
Increase/(Decrease) Financial Leases Long Term	72,419	(130,244)
Increase/(Decrease) Debentures and Bonds	(39,925)	594,169
Increase/(Decrease) Reorganization of the Fokker 100	3,684	(6,329)
Fleet
Increase/(Decrease)Others	152,602	(508)
Increase/(Decrease)Deferred Income	(0)	-
(=) Cash flow from financing activities	306,269	854,968

EQUITY	-	-
Dividends	(14)	(208)
Increase/(Decrease) Legal and Revaluation Reserve	(1,869)	(3,394)

CASH FLOW IN THE PERIOD	(39,506)	484,817

Cash and cash equivalents at the end of the period	2,471,111	2,510,616
Cash and cash equivalents at the beginning of the period	2,510,616	2,025,799

Change	(39,506)	484,817

Table 16: Condensed Balance Sheet

US GAAP (in thousands of R$)	30.09.2007	31.12.2006

	(non audited)

Total Assets	9,191,734	7,657,400

Current assets	4,757,855	3,852,480

Cash and cash equivalents	548,131	299,507
Short-term investments	1,922,980	2,153,471
Accounts receivable, net	1,007,144	780,972
Inventories	121,457	113,875
Taxes recoverable	203,467	67,345
Advances to aircraft manufacturers	642,242	221,793
Income tax and social contribution	248	25,425
Prepaid expenses	186,054	117,327
Other receivables	126,132	72,765

Long term assets	607,182	403,878

Deferred income tax and social contribution
Advances to aircraft manufacturers	286,916	130,915
Deposits in guarantee	163,355	144,444
Judicial deposits	72,655	55,577
Advances for aircraft maintenance	63,550	46,596
Other assets	20,706	26,346

Permanent assets	3,826,697	3,401,042

Goodwill	9,680	9,680
Other investments	70	70
Property, plant and equipment	3,816,947	3,391,292

Total liabilities and Shareholders' Equity	9,191,734	7,657,400

Current liabilities	2,899,435	2,363,444

Suppliers	368,314	346,817
Loans	675,041	221,908
Debentures	25,958	60,588
Bonds	17,517	0
Leases payable	374,213	335,254
Reorganization of the Fokker 100 Fleet	8,723	11,813
Transportations to be executed	823,802	759,210
Salaries and payroll charges	231,704	194,128
Taxes and tariffs payable	78,956	63,783
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	97,394	1,993
Interest on equity and dividends payable	179	137269
Other accounts payable	165,549	198,596

Long-term liabilities	4,411,742	3,759,314
Long-term debt	304,907	230,864
Obligations under financial leases	1,913,636	2,033,771
Reorganization of the Fokker 100 fleet	45,829	62,806
Provision for contingencies	814,728	722,761
Debêntures	500,000	508,076
Bonds	551,670	0
Provision for income tax and social contribution	81,183	9,284
Deferred gain on ales-leaseback	155,462	179,526
Other liabilities	44,327	12,226

Minority Interest	2,762	2,744

Shareholders' Equity	1,877,795	1,531,898

Table 17: Breakdown and maturity of Leases classified as financial leases in US GAAP

US GAAP (thousands of dollars)	Financial interest and	30.06.2007	31.12.2006
	(monthly payments)	(non audited)

Foreign currency

Fokker 100 aircraft and engines	Fixed interest of 1.1% p.a.	35,786	75,320
Airbus/A319/Airbus A320 aircraft
and engines	6-Months LIBOR (5.4%p.a.)	777,114	561,646
Airbus A330 aircraft, engines and
spare parts	1-Months LIBOR (5.3%p.a.)	422,221	458,087
Lease obligations	1-Months LIBOR (5.3%p.a.)	785	2,117
	6-Months LIBOR (5.4%p.a.)	218	7,688
	3-Months LIBOR (5.4%p.a.)	1,648	1,870
	Fixed interest of 1,1% p.a.	6,368	1,329

		1,244,140	1,108,057

Current		(203,498)	(156,807)

Long-term liabilities		1,040,642	951,249

The company provided letters of guarantee for the transactions above.

Future disbursements due on these contracts, per year of maturity, amount to:

Year	30.06.2007	31.12.2006
	(non audited)

2008	43,714	113,382
2009	120,166	118,780
2010	116,895	110,683
2011	120,897	106,991
2012	123,182	107,771
After 2012	515,788	393,642

	1,040,642	951,249

Financial leases in US GAAP
In US GAAP financial reports, TAM had 41 operational lease contracts in 3Q07 (Airbus A319 – 9, Airbus A320 – 17, Airbus A321 – 2, Airbus A330 – 8 e Fokker 100 – 5), which were reclassified as financial leases in accordance with US GAAP, “Statement of Financial Accounting Standard” “SFAS” no. 13 Accounting Leases. Engines and spare parts are also considered financial leases.

Glossary

Paid Passengers transported	Total number of passengers who actually paid and flew on all TAM flights

RPK
Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK	Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats

Average tariff	Represents the results of the total passenger revenue divided by total paid passengers transported

Yield	Average amount paid per passenger to fly one kilometre.

RASK	Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

CASK	Operational Cost per ASK, or quotient of dividing total operational cost by the number of seats available per kilometre; the result is presented in centavos or reais per seat- kilometre

Load factor	Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK.

Break-even Load factor (BELF)	BELF is the load factor that equalize passenger revenues and operating costs

Market Share	Company’s share in the total market demand (measured in RPK)

Capacity Share	Company’s share in the total market offer (measured in ASK)

Flight Hour	Represents the flight time of aircraft calculated from the time of departure to engine shutdown
Number of flight legs	The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relation contacts:

Libano Miranda Barroso (CFO)
Cristina Betts (Dir. Corporate Planning and Controlling)
Roberta Noronha (Manager Investor Relations)
Jorge Helito (Investor Relations Analyst)
Andre Ferreira (Investor Relations Analyst)

Tel.: (5511) 5582-9715
Fax: (5511) 5582-8149

invest@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and held a 48.1% domestic market share and 69.8% international market share at the end of September 2007. TAM operates regular flights to 47 destinations throughout Brazil. It serves 81 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.3 million subscribers and has awarded more than 4.7 million tickets.

Forward-looking statement:
 This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.